Mail Stop 3720

March 29, 2007

Mr. Daniel Ng
President and CEO
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

> **Re: China Digital Media Corporation**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
>
> **Forms 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **File No. 0-30212**

Dear Mr. Ng:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director